Exhibit 99.1

News release via Canada NewsWire, Calgary 403-269-7605

    Attention Business Editors:
    Penn West amends information in its third quarter press release

    CALGARY, Nov. 14 /CNW/ - (TSX - PWT.UN; NYSE - PWE) Penn West advises that it wishes to clarify information contained under the heading 'Long Term
Project Updates' in its third quarter release dated November 8, 2007 as follows:

    Penn West engaged Sproule Associates Limited ("Sproule") to independently evaluate certain of its resources contained on its lands located in the Peace
River Oil Sands Project as at September 30, 2007. Sproule's estimate was limited to approximately 20 percent of the total Penn West lands in the Peace
River Oil Sands Project. On these evaluated lands, Sproule's estimate of Penn
West's share of Discovered Resources(1) of bitumen is approximately
1.7 billion barrels. This evaluation confirms Penn West's internal evaluations on this portion of our oil sands leases based on stratigraphic tests and regional geological mapping.

    -------------------------
    (1) Using the definitions set out in the Canadian Oil and Gas Handbook these resources are considered "Discovered Resources" and represent the mid case estimate. As Penn West is in the early stages of the project, these resources have not been classified into more specific categories.
    There is no certainty that a significant portion of these resources will be recovered or that a significant portion of the resources will be economically or technically feasible to produce in the future. Discovered resources are those quantities of oil and gas estimated on a given date to be remaining in, plus those quantities already produced from, known accumulations. Discovered resources consist of economic and uneconomic resources with the estimated future recoverable portion classified as reserves or contingent resources.

    Penn West Energy Trust is a senior oil and natural gas energy trust based in Calgary, Alberta that trades on the Toronto Stock Exchange under the symbol
PWT.UN and on the New York Stock Exchange under the symbol PWE.

    %SEDAR: 00022266E          %CIK: 0001334388

    /For further information: PENN WEST ENERGY TRUST, Suite 2200, 425 - First
Street S.W. Calgary, Alberta T2P 3L8, Phone: (403) 777-2500, Toll-free:
1-866-693-2707, Fax: (403) 777-2699, Website: www.pennwest.com; Investor
Relations: Phone: 1-888-770-2633, E-mail: investor_relations(at)pennwest.com;
William Andrew, President and CEO, Phone: (403) 777-2502/
    (PWT.UN. PWE)

CO:  Penn West Energy Trust

CNW 19:14e 14-NOV-07